July 30, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Xilinx, Inc.
Form 10-K for the Fiscal Year Ended March 30, 2013
Filed May 23, 2013
File No.: 000-18548

Dear Mr. Vaughn:

Xilinx, Inc. (the “Company”) is in receipt of the Staff’s comment letter dated July 16, 2013. The Company’s responses to the Staff’s comments set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.
Form 10-K for the Fiscal Year Ended March 30, 2013
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
-Liquidity and Capital Resources, page 37

1.
We note from page 68 that at March 30, 2013 you held a cumulative total of $1.99 billion of unremitted foreign earnings that are considered to be permanently invested outside the United States. As we note that your cash and cash equivalents and short-term investments totaled $1.7 billion at that date, please tell us the amount of cash and cash equivalents as well as liquid investments held by your foreign subsidiaries at March 30, 2013 and quantify the amount that would not be available for use in the United States without incurring U.S. taxes.

U. S. Securities and Exchange Commission
July 30, 2013

To the extent you utilize tax planning strategies to access cash held outside of the United States, tell us the nature of those tax planning strategies.
As of March 30, 2013, Xilinx had approximately $2.72 billion of unremitted foreign earnings. Approximately $1.99 billion of the total unremitted foreign earnings is permanently invested outside the United States. Approximately $700 million of the total unremitted foreign earnings is not permanently reinvested (hereinafter non-permanently reinvested earnings) and from a U.S. GAAP perspective, Xilinx has accrued U.S. deferred taxes of $244.9 million for this non-permanently reinvested amount. Should Xilinx choose to bring the unremitted foreign earnings back to the United States, Xilinx would incur U.S. cash taxes on such repatriation.

As of March 30, 2013, Xilinx had cash and cash equivalents and short-term investments of $1.71 billion. Of the $1.71 billion, approximately $1.0 billion was held by non-U.S. jurisdictions and would not be available for use in the U.S. without incurring U.S. cash taxes. To the extent the Company has a need for cash in the United States beyond what is currently available, Xilinx could pay an intercompany dividend from the non-permanently reinvested earnings. Apart from the foregoing, at this time the Company has no additional tax planning strategies to access cash (or the unremitted foreign earnings) held outside the United States.

2.
We noted your August 4, 2011 response to comment 3 of the Staff’s letter dated July 21, 2011. In that response you indicated you “acknowledged the Staff’s comment and to the extent such amounts (unremitted earnings considered to be permanently invested outside the United States) could be considered material to an understanding of your liquidity and capital resources, you will disclose as appropriate in your future filings the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. The Company will also provide a discussion of any known trends, demands or uncertainties as a result of your policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility”. Given this filing does not appear to provide any of the referenced disclosures, please provide us with an analysis of your materiality assessments regarding the known or expected impact of this matter on your liquidity and capital resources.

From Xilinx’s perspective, the unremitted foreign earnings that were permanently invested outside the United States are not material to an understanding of the Company’s liquidity and capital resources. We have generated positive cash flows from worldwide and U.S. operations in past years, which have been more than enough to fund our operations, including capital expenditures, dividends and interest expense, as evidenced by the growing balance of our cash and cash equivalents and investments. To the extent Xilinx has a need for additional cash in the United States, Xilinx could pay an intercompany dividend from the non-permanently reinvested earnings of approximately $700 million. The cash taxes paid on such dividend, to the extent an intercompany dividend is needed, are not material to the liquidity and capital resources of the Company.

U. S. Securities and Exchange Commission
July 30, 2013

Although we do not believe that information regarding our unremitted foreign earnings and the related potential tax liabilities is currently material to an understanding of our liquidity and capital resources, in future filings beginning with our quarterly report on Form 10-Q for the second fiscal quarter ending September 2013, we will plan to include disclosures similar to the following, or related updates, in our MD&A discussions:

“As of [Qx], Xilinx had approximately $x.x billion of cash and cash equivalents and short-term investments held by our non-U.S. jurisdictions. From a financial statement perspective, of the $x.x billion held by our non-U.S. jurisdictions, approximately $x.x billion is available for use in the U.S. without incurring additional U.S. income taxes in excess of the amounts already accrued in our financial statements as of [Quarter End Month, 20xx]. The remaining amount of non-U.S. cash and cash equivalents and short-term investments has been permanently reinvested and, therefore, no U.S. current or deferred taxes have been accrued and this amount is intended for investment in our operations outside the U.S. We believe our U.S. sources of cash and liquidity are sufficient to meet our business needs in the U.S. and do not expect that we will need to repatriate the funds we have designated as permanently reinvested outside the U.S.  Under current tax laws, should our plans change and we were to choose to repatriate some or all of the funds we have designated as permanently reinvested outside the U.S., such amounts would be subject to U.S. income taxes and applicable non-U.S. income and withholding taxes.”

Exhibits 31.1 and 31.2

3.
In future filings, please revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K. For example, remove the title of the certifying officer from the first sentence.

The Company respectfully acknowledges the Staff’s comment and will make the necessary revisions to the certifications in the future.
* * * * *
The Company acknowledges the following in regards to its filings:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U. S. Securities and Exchange Commission
July 30, 2013

Please contact me at (408) 879-6515 if you have any questions about the foregoing.
Sincerely,

/s/ Jon A. Olson
Jon A. Olson
Senior Vice President, Finance and
Chief Financial Officer

cc: Moshe N. Gavrielov
President and CEO